Exhibit 99.1

Press Release	December 2, 2016

CNOVA N.V.

Publishes Notice of Extraordinary General Meeting of Shareholders

AMSTERDAM, December 2, 2016, 22:15 CET - Cnova N.V. (NASDAQ and Euronext Paris: CNV; ISIN: NL0010949392) (“Cnova” or the “Company”) today published the notice of its Extraordinary General Meeting of Shareholders (the “EGM”) on Cnova’s website at www.cnova.com. The EGM is to be held on Friday, January 13, 2017, at 14:00 CET, at the Hilton Amsterdam Airport Schiphol Hotel, located at Schiphol Boulevard 701, 1118BN, in Schiphol, the Netherlands. As explained further in the notice and the explanatory notes relating to the EGM, the EGM is being convened to (i) provide information to Cnova’s shareholders about the tender offers by Casino, Guichard-Perrachon S.A. (“Casino”) for all issued and outstanding ordinary shares in the capital of Cnova, which Cnova’s board of directors has concluded are in the best interest of Cnova and its stakeholders, including its shareholders, and (ii) submit to a shareholder vote the appointment of Christophe José Hidalgo as Non-Executive Director.

Following the recent completion of the reorganization (the “Reorganization”) of Cnova’s former Brazilian subsidiary Cnova Comércio Eletrônico S.A. (“Cnova Brazil”) within Via Varejo S.A. (“Via Varejo”), which was announced on October 31, 2016, Casino has confirmed the launch of tender offers in the United States and France. Casino has confirmed to Cnova that it anticipates filing tender offer documents with the French Autorité des marchés financiers (the “AMF”) on or around December 5, 2016 and with the U.S. Securities and Exchange Commission (the “SEC”) on or around December 22, 2016. Cnova will publish the tender offer documents, as well as a position statement that addresses the background of the tender offers and their merits on its corporate website. The tender offers are not being put forth to a vote of Cnova’s shareholders at the EGM.

The notice of the EGM, the explanatory notes and the forms of proxy cards for the EGM are available at Cnova’s website at www.cnova.com and will also be furnished to the SEC on a report of foreign private issuer on Form 6-K (the “Form 6-K”). The Form 6-K and all exhibits will be available for viewing on the SEC’s website at www.sec.gov.

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Cnova Investor Relations Contact: Cnova N.V. Head of Investor Relations +31 20 795 06 71 investor@cnova.com	Media Contact: Cnova N.V. Head of Communications + 31 20 795 06 76 directiondelacommunication@cnovagroup.com

About Cnova N.V.

Cnova N.V., one of the leading e-Commerce companies in France, serves 7.9 million active customers via its state-of-the-art website, Cdiscount. Cnova N.V.’s product offering of more than 19 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

This press release contains forward-looking statements. Such forward-looking statements may generally be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.  Examples of forward-looking statements include, but are not limited to, statements made regarding the possibility, timing and other terms and conditions of the proposed transaction and the related offer by Cnova’s controlling shareholder Casino for the outstanding shares of Cnova.  The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the effect of the announcement of the Reorganization on the ability of Cnova to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally; the outcome of any legal proceedings that may be instituted against Cnova and others relating to the reorganization agreement, dated as of August 8, 2016, between Cnova Brazil, Via Varejo and Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on Form 20-F for the year ended December 31, 2015,  filed with the SEC on July 22, 2016, and other documents filed with or furnished to the SEC. Any forward-looking statements made in this press release speak only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Important Information for Investors and Security Holders

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Investors are advised to read Casino’s tender offer documents and Cnova’s position statement in relation to the tender offers when they become available as they will contain important information with respect to the tender offers.

The potential tender offers by Casino for Cnova’s outstanding ordinary shares, par value €0.05 per share, referenced in the materials furnished herewith have not commenced. When the tender offers are commenced, Casino will file a tender offer statement on Schedule TO with the SEC and Cnova will timely file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer in the United States, and Casino will file a draft tender offer memorandum (projet de note d’information) with the AMF and Cnova will timely file a draft memorandum in response (projet de note d’information en réponse) including the recommendation of Cnova’s board of directors, with respect to the offer in France. Casino and Cnova intend to mail these documents to the shareholders of Cnova. Any tender offer document and any document containing a recommendation with respect to the offer statement (including any offer to purchase, any related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to any tender offer. Those materials, as amended from time to time, will be made available to Cnova’s shareholders at no expense to them at www.cnova.com. In addition, any tender offer materials and other documents that Casino and/or Cnova may file with the SEC and the AMF will be made available to all investors and shareholders of Cnova free of charge at www.groupe-casino.fr and www.cnova.com. Unless otherwise required by law, all of those materials (and all other offer documents filed with the SEC and the AMF) will be available at no charge on the SEC’s website: www.sec.gov and on the AMF’s website: www.amf-france.org. Documents may also be obtained from Cnova upon written request to the Investor Relations Department, WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, telephone number +31 20 795 06 71.